Yanglin Soybean, Inc.

June 24, 2009

VIA EDGAR AND FACSIMILE 703-813-6982

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall and Ms. Tracey L. McNeil

Re:	Yanglin Soybean, Inc.
Registration Statement on Form S-1

File No. 333-150822

Dear Mr. Schwall and Ms. McNeil:

Yanglin Soybean, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 12:00 noon, Eastern Standard Time, on Monday, June 29, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Yanglin Soybean, Inc.

By:	/s/ Shulin Liu
Shulin Liu, President and Chief Executive Officer